Cesar A Baez · 3rd

Managing Partner

New York, New York, United States · Contact info

500+ connections

Smithsonian Latino Gallery

Wagner College

Experience

Director Board Of Directors

Smithsonian Latino Gallery

Feb 2020 – Present · 1 yr 11 mos

Washington, District of Columbia, United States

Director Board Of Directors

SportBLX

Nov 2019 – Present · 2 yrs 2 mos

New York City Metropolitan Area

Managing Partner

Soela Partners, LLC

Sep 2015 – Present · 6 yrs 4 mos

New York, NY

Private Equity and Alternative Asset Management Advisory.
Served as both Fiduciary and Principal Investor
VC investor in various technology and technology related opportunities (Cyber Security and Blockchain) and sports (WWW.SportBLX.com)

CEO

BGS Acquisition Corp

Jan 2011 – Feb 2013 · 2 yrs 2 mos

Greater New York City Area

BGS was a NASDAQ listed (BGSCU) special acquisition vehicle set up to make acquisitions in the United States or Latin America in media, consumer, hospitality or financial services.

Managing Partner

Centinela Capital Partners

Oct 2006 – Sep 2011 · 5 yrs

New York City and Los Angeles

Founded Private Equity Fund of Fund firm to invest with first and second time private equity funds on behalf of a top three U.S. Pension Fund, was lead investor to several women and minority run private equity funds

Show 2 more experiences

Education

Wagner College

Bachelor of Science (BS), Economics

1973 – 1977

Activities and Societies: Recipient - The Ellis Island Medal of Honor (2006) Member Latino Corporate Directors Association (LCDA) Board Member: Smithsonian Latino Gallery